FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: August 3, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contact:

                           US Investor Relations

Bruce Rowlands

Eliza Walsh / Stacey Reed

    Tim Clemensen

Senior Vice President

Mansfield Communications

    Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045     (212) 843-9337

browlands@lorusthera.com

hugh@mcipr.com

    tim@rir1.com

      LORUS COMPLETES PHASE III CLINICAL TRIAL OF VIRULIZIN(R) IN

   COMBINATION THERAPY FOR TREATMENT OF PANCREATIC CANCER

                                        - Last Patient Visit conducted July 5, 2005 -

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, July 6, 2005 – Lorus Therapeutics, a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer today announced the successful completion of Last Patient Visit (LPV) in the Global Phase III clinical study of Virulizin(R) in combination with Gemzar(R) for the treatment of pancreatic cancer.  This Phase III clinical registration study has been ongoing since early 2002.  The study has enrolled 436 patients at over 100 clinical sites in North America and Europe.

This phase III clinical study compares the efficacy and safety of Virulizin(R) when combined with Gemzar(R) versus a placebo combined with Gemzar(R) in patients with locally advanced or metastatic pancreatic cancer.  The primary efficacy endpoint is overall survival, while secondary endpoints include progression of symptoms of pain, deterioration of performance status and weight loss.

Virulizin(R) has been granted fast track status, orphan drug status in the United States and Europe and a Special Protocol Assessment (SPA) by the U.S. Food and Drug Administration (FDA) in advanced pancreatic cancer.  Additionally, the US FDA agreed in May to a rolling New Drug Application (NDA) for Virulizin(R).

(more)

LPV will be followed by database lock later this summer once the data cleaning exercise has been completed at all the participating clinical sites.  According to the study protocol requirements for follow-up, database lock and data analysis, the results of the study are anticipated for late 2005.  This clinical study report will be pivotal in the application for marketing approval for Virulizin(R), which is planned for submission to the FDA in the first half of 2006.

“Approximately one year ago, we met the challenging milestone of ‘Enrollment Close” with this study and as we move forward, particularly in light of the successful completion of the ‘Last Patient Visit’, we continue to strengthen our ability to submit a comprehensive clinical package to the FDA,” said Dr. Jim Wright CEO of Lorus.  “We look forward to this exciting time ahead of us at Lorus.”

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.